Exhibit 99.171

RECEIPT

HIGH TIDE INC.

This is the receipt of the Alberta Securities Commission for the Preliminary Short Form Base Shelf Prospectus of the above Issuer dated April 8, 2021 (the preliminary prospectus).

This receipt also evidences that the Ontario Securities Commission has issued a receipt for the preliminary prospectus.

The preliminary prospectus has been filed under Multilateral Instrument 11-102 Passport System in British Columbia, Saskatchewan, Manitoba, Quebec, New Brunswick, Prince Edward Island, Nova Scotia, Newfoundland and Labrador, Yukon, Northwest Territories and Nunavut. A receipt for the preliminary prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.

April 8, 2021

“Timothy Robson”
Timothy Robson
Manager, Legal, Corporate Finance

SEDAR Project #03202867

SUITE 600, 250 - 5TH STREET S.W., CALGARY, ALBERTA, CANADA T2P 0R4  TEL: 403.297.6454  FAX: 403.297.6156

www.albertasecurities.com